Exhibit 99.7

UNITED UTILITIES PLC

13 JULY 2005

We received a notification today from Barclays PLC notifying of its interest as at 12 July 2005, through the registered holders listed below, in 44,186,791 ordinary shares in United Utilities PLC amounting to 5.07 per cent of the issued share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		50,759
BARCLAYS CAPITAL NOMINEES LIMI		10,400,251
BARCLAYS CAPITAL SECURITIES LTD		4,903
BARCLAYS CAPITAL SECURITIES LTD		500
Barclays Trust Co & Others		173
BARCLAYS TRUST CO AS EXEC/ADM		4,355
Barclays Trust Co DMC69		9,500
Barclays Trust Co E99		1,150
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69		59,077
BNP PARIBAS		103,381
CHASE NOMINEES LTD	16376	494,224
CHASE NOMINEES LTD	20947	6,013,848
CHASE NOMINEES LTD	21359	373,146
CIBC MELLON GLOBAL SECURITIES		61,037
Clydesdale Nominees HGB0125	594414	6,500
Clydesdale Nominees HGB0125	686408	5,500
Clydesdale Nominees HGB0125	693013	6,222
Clydesdale Nominees HGB0125	694478	20,000
Clydesdale Nominees HGB0125	694516	12,444
Clydesdale Nominees HGB0125	697515	5,165
Clydesdale Nominees HGB0125	697710	22,556
Clydesdale Nominees HGB0125	697728	22,556
Clydesdale Nominees HGB0125	697736	2,160
Clydesdale Nominees HGB0125	3102406	3,386
Clydesdale Nominees HGB0225	639213	1,720
INVESTORS BANK AND TRUST CO.		181,729
INVESTORS BANK AND TRUST CO.		13,187
INVESTORS BANK AND TRUST CO.		24,914
INVESTORS BANK AND TRUST CO.		165,005
INVESTORS BANK AND TRUST CO.		1,641,255
INVESTORS BANK AND TRUST CO.		4,372,408
INVESTORS BANK AND TRUST CO.		34,882
INVESTORS BANK AND TRUST CO.		64,857
INVESTORS BANK AND TRUST CO.		196,291
INVESTORS BANK AND TRUST CO.		1,426
INVESTORS BANK AND TRUST CO.		1,031,997
INVESTORS BANK AND TRUST CO.		8,878
INVESTORS BANK AND TRUST CO.		32,185
INVESTORS BANK AND TRUST CO.		1,041,182
INVESTORS BANK AND TRUST CO.		248,033
INVESTORS BANK AND TRUST CO.		238,613
INVESTORS BANK AND TRUST CO.		3,047,243
INVESTORS BANK AND TRUST CO.		9,113
JP MORGAN (BGI CUSTODY)	16331	192,519
JP MORGAN (BGI CUSTODY)	16338	51,420
JP MORGAN (BGI CUSTODY)	16341	483,984
JP MORGAN (BGI CUSTODY)	16341	75,242
JP MORGAN (BGI CUSTODY)	16342	104,329
JP MORGAN (BGI CUSTODY)	16344	35,719
JP MORGAN (BGI CUSTODY)	16345	58,865
JP MORGAN (BGI CUSTODY)	16400	8,666,665
JP MORGAN (BGI CUSTODY)	17011	13,889
JP MORGAN (BGI CUSTODY)	18409	636,569
JPMorgan Chase Bank		20,475
JPMorgan Chase Bank		36,639
JPMorgan Chase Bank		92,112
JPMorgan Chase Bank		152,567
JPMorgan Chase Bank		460,396
JPMorgan Chase Bank		7,317
JPMorgan Chase Bank		6,711
JPMorgan Chase Bank		122,653
JPMorgan Chase Bank		116,104
JPMorgan Chase Bank		3,809
JPMorgan Chase Bank		19,956
JPMorgan Chase Bank		1,928
JPMorgan Chase Bank		83,150
JPMorgan Chase Bank		8,646
JPMorgan Chase Bank		4,989
JPMorgan Chase Bank		1,717
JPMorgan Chase Bank		23,082
JPMorgan Chase Bank		5,462
JPMorgan Chase Bank		56,110
JPMORGAN CHASE BANK		373,609
JPMORGAN CHASE BANK		148,876
JPMORGAN CHASE BANK		26,506
Master Trust Bank		5,778
MELLON BANK, N. A.		29,322
Mellon Trust – Boston & SF		153,182
Mellon Trust – Boston & SF		118,882
MELLON TRUST OF NEW ENGLAND		193,206
Mitsubishi Trust International		6,051
Mitsubishi Trust International		2,618
NORTHERN TRUST BANK – BGI SEPA		209,570
NORTHERN TRUST BANK – BGI SEPA		51,461
NORTHERN TRUST BANK – BGI SEPA		225,083
R C Greig Nominees Limited a/c	BL1	80,698
R C Greig Nominees Limited a/c	CM1	33,445
R C Greig Nominees Limited GP1	GP1	151,688
R C Greig Nominees Limited SA1	SA1	57,287
Reflex Nominees Limited		4,581
Reflex Nominees Limited		3,506
State Street		14,756
STATE STREET BOSTON		563,829
STATE STREET BOSTON		73,953
STATE STREET TRUST OF CANADA -		69,346
Sumitomo TB		1,485
ZEBAN NOMINEES LIMITED		6,638

Total		44,186,791

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.